FORM 1-A-W
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561
RE:	FJHL INC.
CIK 0002135411
OFFERING STATEMENT ON FORM 1-A
FILED JULY 15, 2026
Gentlemen and Ladies:
FJHL Inc., CIK 0002135411 (the Company), hereby requests the withdrawal of the above-referenced offering statement on Form 1-A filed on July 15, 2026 (the "Offering Statement").
The Company intends to re-file its Offering Statement when it has completed the required audit of its financials and obtained appropriate consent from its auditor.
Please do not hesitate to contact our office should you have any question or concerns in relation to this matter.
Sincerely yours,
FJHL Inc.
By: /s/ Thomson LEE
Thomson LEE, CEO